UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 15, 2025, Oculis Holding AG (the “Registrant”) held an R&D Day and issued a press release regarding key business updates. The Registrant gave a presentation at the R&D Day regarding updates on its clinical programs, including its Phase 3 DIAMOND trials of OCS-01 eye drops in diabetic macular edema, Phase 2/3 study design for Licaminlimab (OCS-02) for dry eye disease and expanded data analysis from its Phase 2 ACUITY trial of Privosegtor (OCS-05) in acute optic neuritis, and also announced development plans for Privosegtor in two additional indications: non-arteritic anterior ischemic optic neuritis (NAION) and multiple sclerosis (MS). In addition, the Registrant’s management provided a brief 2024 business review and outlook for 2025. The presentation and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.1, but excluding Exhibit 99.2, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (File Nos. 333-271063, 333-278409 and 333-281798).

EXHIBIT INDEX

Exhibit	Description
99.1	Presentation dated April 15, 2025
99.2	Press Release dated April 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: April 15, 2025	By:	/s/ Riad Sherif
Riad Sherif Chief Executive Officer